Exhibit (p)(5)

Code of Ethics

Freedom Day Solutions, LLC

8401 Westview Drive

Houston, TX 77055

Telephone: (713) 784-3878
Email: kyikyi@freedomdaysolutions.com

We: www.freedomdaysolutions.com

CODE OF ETHICS

INTRODUCTION

Freedom Day Solutions, LLC (the “Firm”) has adopted this code of ethics (the “Code of Ethics”) in compliance with the Rules in order to specify the standard of conduct expected of its Associated Persons (as defined below). The Firm will describe its Code of Ethics to clients in writing and, upon request, furnish clients with a copy of the Code of Ethics.

All Associated Persons of the Firm must comply with the Rules. In particular, it is unlawful for the Firm and any Associated Person, by use of the mail or any means or instrumentality of interstate commerce, directly or indirectly:

●	To employ any device, scheme or artifice to defraud any client or prospective client of the Firm;

●	To engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon any client or prospective client of the Firm; or

●	To engage in any fraudulent, deceptive, or manipulative practice.

In addition, Firm personnel are prohibited from, among other things, engaging in the following activities:

●	Performing any activities they are not otherwise authorized to perform under Firm policies, the Compliance Manual or the Rules;

●	Failing to disclose conflicts of interests;

●	Recommending securities or investment products outside the Investment Parameters of the client;

●	Permitting their personal investments or affiliations to influence advice to a client;

●	Failing to notify the Chief Compliance Officer immediately about, or attempting to settle, any client complaints on their own;

●	Guaranteeing any security or investment product recommended to the client or the performance of a client’s investment or account;

●	Signing a client’s name to any document, even if the client gives permission to do so;

●	Accepting money from a client as additional compensation for investment advisory services offered;

●	Borrowing money from, lending money to or accepting an investment from a client without prior consent from the Chief Compliance Officer;

●	Making discretionary trades for a client who has not given the Firm written authority to make such trades;

●	Advertising their services or those of the Firm without prior approval of the Firm;

●	Raising money for charitable or political organizations without prior approval from the Firm;

●	Becoming employed with another company or serving as a director of another company without prior approval from the Firm; and

●	Giving gifts to clients or receiving gifts from clients without prior approval from the Chief Compliance Officer.

In adopting this Code of Ethics, the Firm recognizes that it, and its Associated Persons owe a fiduciary duty to the Firm’s client accounts and must (1) at all times place the interests of Firm clients first; (2) conduct personal securities transactions in a manner consistent with this Code of Ethics and avoid any abuse of a position of trust and responsibility; and (3) adhere to the fundamental standard that Associated Persons should not take inappropriate advantage of their positions. In addition, Associated Persons must report any violations of the Code of Ethics to the Firm’s Chief Compliance Officer.

See also the policy chapter entitled “Sub-Adviser to Freedom Day Dividend ETF” which outlines certain Code of Ethics restrictions related to the Fund.

SUB-ADVISOR TO FREEDOM DAY DIVIDEND ETF

CODE OF ETHICS

40Act Rule 17j-1(c)(1) requires the Firm to develop a Code of Ethics which contains provisions reasonably necessary to prevent access persons from violating the rule. The Firm will prepare annual certifications which are submitted to the Fund’s Board with respect to the operation of the Firm’s Code of Ethics on an ongoing basis. Pursuant to rule requirement, the Firm, as instructed by the adviser to the Fund, is required to furnish the Board at least annually with a report of any material violations of the Code, sanctions imposed as a result of any violations, and a certification that processes are in place to prevent future violations. The Chief Compliance Officer is responsible to ensure that such requirements are met, and to incorporate any other Code of Ethics provisions that may be necessary as directed by the adviser to the Fund.

90-Day Hold. To deter market timing, employees are required to hold shares of the Freedom Day Dividend ETF they purchase for a period of 90 days. This restriction applies to accounts for which employees have a direct or indirect beneficial interest, including household members.

7-Day Blackout Rule. Employees are prohibited from executing a transaction on behalf of themselves or another employee within seven days of the Fund having a pending buy or sell order in the same security and until such time as that order is executed or withdrawn. For example, if the adviser to the Fund is rebalancing the ETF and identify Apple (AAPL) as a target for the following day’s execution, that security is now under the 7-Day Rule and cannot be purchased until the AAPL trade settles.

Exemptions Related to 90-Day Hold and 7-Day Blackout Rule. Any security that is not held by the Fund is not subject to the 90 Day Hold Period or the 7-Day Blackout Period, however certain other restrictions do apply (see Code of Ethics section above for more information). Certain limited exceptions may be approved by the Chief Compliance Officer, who will confer with the Fund adviser’s Chief Compliance Officer, including, but not limited to, hardships and extended disability. Exceptions must be approved by the Chief Compliance Officer prior to execution.